Filed Pursuant to Rule 424(B)(3)
Registration Statement No. 333-97227

PROSPECTUS

1,275,706 SHARES

ASYST TECHNOLOGIES, INC.

COMMON STOCK

     The selling shareholders listed on page 13 are offering a total of 1,275,706 shares of our common stock. Of the shares of our common stock being offered under this prospectus by the selling shareholders, we issued 434,398 shares in connection with our acquisition of the assets of Domain Logix Corporation, which is now known as Aruba, Inc., and 841,308 shares in connection with the second closing of our acquisition of GW Associates, Inc. We are not selling any shares of our common stock under this prospectus for our account and will not receive any of the proceeds from the sale of shares by the selling shareholders. We are a minority shareholder of Aruba, Inc., which is a selling shareholder under this prospectus.

     Our common stock is traded on the Nasdaq National Market under the symbol “ASYT.” On October 28, 2002, the last reported sales price for our common stock was $6.05 per share.

     The selling shareholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how the selling shareholders may sell their shares in the section titled “Plan of Distribution” on page 14.

     Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 4 to read about risks that you should consider before buying shares of our common stock.

     The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission, or the SEC, or any state securities commission nor have any of these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

     You should read this prospectus and any prospectus supplement carefully before you invest.

THE DATE OF THIS PROSPECTUS IS OCTOBER 30, 2002

SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION

     You should rely on the information contained in this prospectus and information incorporated by reference into this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information contained in this prospectus is complete and accurate only as of the date on the front cover, but the information may have changed since that date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in the sections entitled “Summary,” “Risk Factors” and elsewhere in this prospectus or incorporated by reference constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s results, levels of activity, or achievements to differ significantly and materially from that expressed or implied by such forward-looking statements. Such factors include, among others, those listed under “Risk Factors” and elsewhere in this prospectus.

     In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “intend,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” or “continue,” or the negative of such terms or other comparable terminology.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, events, levels of activity, performance or achievements. We do not assume responsibility for the accuracy and completeness of the forward-looking statements. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

SUMMARY

YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY AND OUR FINANCIAL STATEMENTS AND NOTES THERETO IN OUR ANNUAL REPORT ON FORM 10-K INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

OVERVIEW

     We are a leading provider of integrated automation systems for the semiconductor manufacturing industry. Our systems enable semiconductor manufacturers to increase their manufacturing productivity and protect their investment in silicon wafers during the manufacture of integrated circuits, or ICs. In addition, our connectivity software provides semiconductor manufacturers with fab-ready automation capabilities, resulting in faster implementation times and more efficient operational productivity. With our automated transportation and loading solutions, tool idle time is reduced and timely wafer delivery is improved, thereby increasing equipment utilization and productivity. Our systems offer semiconductor manufacturers the flexibility to add capacity while minimizing disruption of ongoing production in the fab.

     We are the only supplier with product offerings and know-how in what we believe are the five key elements of integrated automation systems: isolation systems, work-in-process materials management, wafer-handling robotics, automated transport and loading systems, or AMHS, and equipment connectivity software and services.

     We believe that our systems are becoming increasingly important because of several trends in the manufacturing of ICs:

•	The transition to larger diameter wafers, which require automated handling as a result of ergonomic issues and increased yield risk.

•	Continuing decreases in line widths, which require higher levels of cleanliness in the manufacturing process.

•	Advances in new materials, such as copper, which may introduce additional contamination into the semiconductor manufacturing plant, or fab.

•	Continuing customer requirements for enhanced manufacturing productivity and return on capital.

     We sell our systems directly to semiconductor manufacturers, as well as to original equipment manufacturers, or OEMs, that integrate our systems with their equipment for sale to semiconductor manufacturers.

     We acquired GW Associates, Inc., or GW, pursuant to the Agreement and Plan of Merger and Reorganization dated as of May 22, 2001, between us, Gem Acquisition Corp., GW and John S. Ghiselli, for a value of $32 million. The purchase price consisted of an initial payment of approximately $8 million in cash and an estimated 0.45 million shares of stock. The remaining $16 million was paid on the one-year anniversary of the acquisition, with an estimated 0.84 million shares of stock.

     The addition of GW’s technology further solidified the leadership position we have established in the fab connectivity space through our auto-ID and material tracking software. We believe that GW is the only company in our industry that has both a very large market share and a business model that generates operating income of between 20 and 30 percent. As 300mm tools and fabs continue to ramp, the ability to provide a full complement of connectivity solutions will become increasingly critical. Equally important is the ability of the tool supplier to provide integration and connectivity ready systems. With the addition of GW, we can now provide our OEM customers with Fab Assured Connectivity SM capabilities built into their equipment.

     Asyst Connectivity Technologies, Inc., or ACTI, a subsidiary of Asyst, acquired the assets of Domain Logix Corporation, or DLC, on May 29, 2002, pursuant to the Asset Purchase Agreement dated as of April 9, 2002, between us, ACTI and DLC, for a value of up to $10.5 million. The purchase price consisted of an estimated 0.47 million shares of stock and up to $2.65 million in the assumption of DLC’s outstanding liabilities.

     Our acquisition of DLC and our partnership with Satyam Computer Services Ltd., combined with our acquisition of GW, position us to be a leading global supplier of equipment connectivity solutions, which are the software products and services that provide connectivity between equipment and every layer of the semiconductor fab. Furthermore, we believe that our solutions can provide the vital interface through which we believe the e-manufacturing revolution will flow, and position us to take a leading role in expanding markets such as e-diagnostics, recipe management and Advanced Process Control.

     We are a California corporation. Our principal offices are located at 48761 Kato Road, Fremont, California 94538, and our telephone number is (510) 661-5000. In this prospectus, “Asyst,” “we” and “our” refer to Asyst Technologies, Inc. unless the context otherwise requires.

     ASYST is our registered trademark. AXYS, Fastrack, Fastmove, Fastload, Fastore, Asyst-SMIF System, SMIF-Pod, SMIF-FOUP, SMIF-Arms, SMIF-Indexer, SMIF-LPI, SMIF-LPO, SMIF-LPT, SMIF-E, Versaport, Plus, Inx, Advan Tag, Link-Manager, Smart-Fab, Smart-Tag, Smart-Station, Smart-Storage, Smart-Traveler, Smart-Comm, Substrate Management System, Retical Management System, Wafer Management System, Global Lot Server and Flourotrac Auto Id System are our trademarks. All other brand names or trademarks appearing in this prospectus are the property of their respective holders.

RISK FACTORS

     YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. YOU SHOULD ALSO CONSIDER THE OTHER INFORMATION IN THIS PROSPECTUS. IN ADDITION, THE RISKS AND UNCERTAINTIES DESCRIBED BELOW ARE NOT THE ONLY ONES FACING US BECAUSE WE ARE ALSO SUBJECT TO ADDITIONAL RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN TO US. IF ANY OF THESE RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS, COULD BE MATERIALLY ADVERSELY AFFECTED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

The semiconductor manufacturing industry is highly cyclical, and the current substantial downturn is harming our operating results.

     Our business is entirely dependent upon the capital expenditures of semiconductor manufacturers, which at any point in time are dependent on the then-current and anticipated market demand for ICs, as well as products utilizing ICs. The semiconductor industry is cyclical and has historically experienced periodic downturns. These periodic downturns, whether the result of general economic changes or capacity growth temporarily exceeding growth in demand for ICs, are difficult to predict and often have a severe adverse effect on the semiconductor industry’s demand for tools. Sales of tools to semiconductor manufacturers may be significantly more cyclical than sales of IC’s, as the large capital expenditures required for building new fabs or facilitizing existing fabs is often delayed until IC manufacturers have a good indication of future demand. If demand for ICs and our systems remains depressed for an extended period, it will seriously harm our business.

     The industry is currently experiencing a significant downturn due to decreased worldwide demand for semiconductors. During this downturn, most of our customers have reduced capital expenditures, which has adversely impacted our business. Our net sales declined 70.8% from their peak in the third quarter of fiscal 2001 to the third quarter of fiscal 2002. We cannot assure you that our sales will recover sufficiently for us to return to profitability in the near future. As a result of cost reductions in response to the decrease in net sales and uncertainty over the timing and extent of any industry recovery, we may be unable to continue to invest in marketing, research and development and engineering at the levels we believe are necessary to maintain our competitive position. Our failure to make these investments could seriously curtail our long-term business prospects.

     We believe that our future performance will continue to be affected by the cyclical nature of the semiconductor industry and, as a result, be adversely affected by such industry downturns.

Because the semiconductor manufacturing industry is subject to rapid demand shifts which are difficult to predict, our inability to efficiently manage our manufacturing capacity and inventory levels in response to these rapid shifts may cause a reduction in our gross margins, profitability and market share.

     The semiconductor manufacturing industry experiences rapid demand shifts. Our ability to respond to these demand shifts is limited because we incur manufacturing overhead, inventory expense and other costs, many of which are fixed in the short-term, based on projections of anticipated customer demand.

     During a downturn, our ability to quickly reduce our production costs is impaired by our projections of manufacturing costs and inventory incurred. If market demand does not match our projections, we will have to carry or write off excess and obsolete inventory and our gross margins will decline which, in turn, prevents us from operating profitably. For example, we incurred an inventory reserve in the quarter ended December 31, 2001 of $12.8 million associated with additional inventory reserves for obsolete and excess inventory. This inventory accumulated largely due to the steep decline in demand for our products. Furthermore, if we do not accurately predict the appropriate demand for our 200mm and 300mm automation products, this will increase the burden of excess and obsolete inventory.

     During periods of increased demand, our ability to satisfy increased customer demand may be constrained by our projections. If our projections underestimate demand, we may have inadequate inventory and may not be able to expand our manufacturing capacity, which could result in delays in shipments and loss of customers and reduced profitability. Even if we are able to sufficiently expand our capacity, we may not efficiently manage this expansion which would adversely affect our gross margin and profitability.

Our gross margins on 300mm products may be lower than on 200mm products, which could result in decreased profitability.

     The gross margins on our 300mm products currently are not as favorable as on our 200mm products. This is primarily because our 300mm products are early in their production life, we face increased competition for our products and we sell a greater percentage of our 300mm products directly to OEMs rather than IC manufacturers.

     The 300mm market is still relatively new. Manufacturing costs are generally higher in the early stages of new product introduction and decrease as demand increases, due to better economies of scale and efficiencies developed in the manufacturing processes. However, we cannot assure you that we will see such economies of scale and efficiencies in our future manufacturing of 300mm products. We face increased competition for our 300mm products because of the larger revenue opportunity for 300mm products and because of the establishment of a front-opening unified pod interface standard. While IC manufacturers purchased a majority of 200mm automation products, OEM manufacturers are purchasing a higher percentage of tool automation products for 300mm. OEMs can generally command lower prices from us and from their other vendors because of the larger market opportunity they provide.

     These and other factors may prevent us from achieving or maintaining the same relative pricing and gross margin performance on 300mm products as we achieved on 200mm products. Lower margins will result in decreased profitability or require further cost reductions to achieve historical profit levels.

We depend on large purchases from a few significant customers, and any loss, cancellation, reduction or delay in purchases by, or failure to collect receivables from, these customers could harm our business.

     The markets in which we sell our products are comprised of a relatively small number of OEMs and semiconductor manufacturers. Large orders from a relatively small number of customers account for a significant portion of our revenue and makes our relationship with each customer critical to our business. We may not be able to retain our largest customers or attract additional customers, and our OEM customers may not be successful in selling our systems. Our success will depend on our continued ability to develop and manage relationships with significant customers. In addition, our customers have in the past sought price concessions from us and may continue to do so in the future, particularly during downturns in the semiconductor market. Further, some of our customers may in the future shift their purchases of products from us to our competitors. Additionally, the inability to successfully develop relationships with additional customers or the need to provide future price concessions would have a negative impact on our business.

     If we are unable to collect a receivable from a large customer, our financial results will be negatively impacted. In addition, since each customer represents a significant percentage of net sales, the timing of the completion of an order can lead to a fluctuation in our quarterly results. As we complete projects for a customer, business from that customer will decline substantially unless it undertakes additional projects incorporating our products.

If we are unsuccessful in fully commercializing our FasTrack Automated Materials Handling System, and/or we cannot leverage our planned joint venture with Shinko Electric Co., Ltd., our growth prospects could be negatively impacted.

     AMHS is an important component of our growth strategy. We have completed only one successful commercial installation of our FasTrack system in a 200mm fab. Our FasTrack system currently is not a complete AMHS solution, and we may not be successful in some or all of our current efforts to develop or otherwise obtain the additional components that comprise a complete solution. If we are able to offer a complete solution, we still could find it difficult to compete against companies with greater experience and resources in the AMHS market. In addition, our planned joint venture partner, Shinko Electric, may not continue to succeed in the 300mm AMHS market. We may not successfully leverage the Asyst Shinko joint venture organization, technology and customer base to accelerate the market acceptance of FasTrack. Any failure to win market acceptance of our products, either FasTrack or joint venture products, would negatively impact our growth prospects.

Because we do not have long-term contracts with our customers, our customers may cease purchasing our products at any time if we fail to meet their needs.

     We do not have long-term contracts with our customers. As a result, our agreements with our customers do not provide any assurance of future sales. Accordingly:

•	our customers can cease purchasing our products at any time without penalty;

•	our customers are free to purchase products from our competitors;

•	we are exposed to competitive price pressure on each order; and

•	our customers are not required to make minimum purchases.

     Sales are typically made pursuant to individual purchase orders and product delivery often occurs with extremely short lead times. If we are unable to fulfill these orders in a timely manner, we could lose sales and customers.

The timing of the transition to 300mm technology is uncertain and competition may be intense.

     We have invested, and are continuing to invest, substantial resources to develop new systems and technologies to automate the processing of 300mm wafers. However, the timing of the industry’s transition from the current, widely used 200mm manufacturing technology to 300mm manufacturing technology is uncertain, partly as a result of the recent period of reduced demand for semiconductors. Delay in the adoption of 300mm manufacturing technology could adversely affect our potential revenue.

     Manufacturers implementing factory automation in 300mm pilot projects may initially seek to purchase systems from multiple vendors. Competition, including price competition, for these early 300mm orders could be vigorous. A vendor whose system is selected for an early 300mm pilot project may have, or be perceived to have, an advantage in competing for future orders, and thus the award to a competitor of one or more early 300mm orders could cause our stock price to fall.

If our fully integrated tool front-end solutions are not widely accepted, our growth prospects could be negatively impacted.

     Our Plus-Portal System offers our OEM customers a complete, automated interface between the OEM’s tool and the fab, an alternative to designing and manufacturing automated equipment front-ends for their tools utilizing purchased components and in-house engineering and manufacturing resources. The decision by OEMs to adopt our system for a large product line involves significant organizational, technological and financial commitments by the OEMs. OEMs expect the Plus-Portal System to meet stringent design, reliability and delivery specifications. To date, we have penetrated only a small percentage of OEM tools. We believe that our growth prospects in the OEM market depend in large part upon our ability to gain acceptance of the Plus-Portal System and follow-on products by a broader group of OEM customers. If we fail to satisfy these expectations, whether based on limited or expanded sales levels, OEMs will not adopt the Plus-Portal System. We cannot assure you that these tools will be widely accepted in the marketplace or that additional OEMs will adopt the system. Notwithstanding our solution, OEMs may purchase components to assemble interfaces or invest in the development of their own complete interfaces. If our products are not adopted by OEMs, our prospects will be negatively impacted and our profits substantially harmed.

If we are unable to develop and introduce new products and technologies in a timely manner, our business could be negatively impacted.

     Semiconductor equipment and processes are subject to rapid technological changes. The development of more complex ICs has driven the need for new facilities, equipment and processes to produce these devices at an acceptable cost. We believe that our future success will depend in part upon our ability to continue to enhance our existing products to meet customer needs and to develop and introduce new products in a timely manner. We often require long lead times for development of our products, which requires us to expend significant management effort and incur material development costs and other expenses. During development periods we may not realize corresponding revenue in the same period, or at all. We may not succeed with our product development efforts and we may not respond effectively to technological change.

We may not effectively compete in a highly competitive semiconductor equipment industry.

     The markets for our products are highly competitive and subject to rapid technological change. We currently face direct competition with respect to all of our products. In addition, the facility automation market has periods of rapid consolidation. Some of our competitors, especially following consolidation, may have greater name recognition, more extensive engineering, manufacturing and marketing capabilities and substantially greater financial, technical and personnel resources than those available to us.

     Brooks-PRI Automation, Inc, is our primary competitor in the area of isolation systems. Our SMART-Traveler System products face competition from bar code technology as well as a number of smaller competitors. We compete primarily with Entegris, Inc. in the area of wafer carriers. We also compete with several companies in the robotics area, including, but not limited to, Brooks-PRI Automation, Kensington Labs, now part of Newport Corp., Rorze Corporation and Yaskawa — Super Mectronics Division. In the area of AMHS, our products face competition from Daifuku Co., Ltd., Murata Co., Ltd., and Brooks-PRI Automation. Shinko Electric historically has been a competitor in the area of AMHS, but we expect to begin working cooperatively in this area with Shinko Electric upon formation of our joint venture company, Asyst Shinko. Our wafer and reticle sorters compete primarily with products from Recif, Inc. and Brooks-PRI Automation.

     In addition, the transition to 300mm wafers is likely to draw new competitors to the facility automation market and may result in additional consolidation. In the 300mm wafer market, we expect to face intense competition from a number of companies such as Brooks-PRI Automation, as well as potential competition from semiconductor equipment and cleanroom construction companies.

     We expect that our competitors will continue to develop new products in direct competition with our systems, improve the design and performance of their products and introduce new products with enhanced performance characteristics. In order to remain competitive, we need to continue to improve and expand our product line, which will require us to maintain a high level of investment in research and development. Ultimately, we may not be able to make the technological advances and investments necessary to remain competitive.

     New products developed by our competitors or more efficient production of their products could increase pricing pressure on our products. In addition, companies in the semiconductor capital equipment industry have been facing pressure to reduce costs. Either of these factors may require us to make significant price reductions to avoid losing orders. Further, our current and prospective customers continuously exert pressure on us to lower prices, shorten delivery times and improve the capabilities of our products. Failure to respond adequately to such pressures could result in a loss of customers or orders.

We may not be able to efficiently integrate the operations of our acquisitions.

     We have made and, most likely, will continue to make additional acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. Our recent acquisitions include Progressive Systems Technologies, Inc., or PST, Palo Alto Technologies, Inc., or PAT, Advanced Machine Programming, Inc., or AMP, SemiFab, Inc., GW Associates, Inc., or GW, and MECS Corporation. We subsequently merged MECS into Asyst Japan, Inc., or AJI.

     We are likely to make additional acquisitions of, or significant investments in, businesses that offer complementary products, services, technologies or market access. For example, in May 2002, we completed the asset purchase from Domain Logix Corporation, or DLC, and signed a definitive agreement with Shinko Electric for the establishment of a joint venture. If we are to realize the anticipated benefits of past and future acquisitions, the operations of such companies must be integrated and combined efficiently with those of Asyst. The process of integrating supply and distribution channels, computer and accounting systems and other aspects of operations, while managing a larger entity, has in the past and will continue to present a significant challenge to our management. In addition, it is not certain that we will be able to incorporate different technologies into our integrated solution. We may not succeed with the integration process nor may we fully realize the anticipated benefits of the business combinations. We may be required to record significant future impairment costs, such as the $60.4 million charge recorded in fiscal 2002, in the event that the carrying value exceeds the fair value of acquired intangible assets. The dedication of management resources to such integration may detract attention from the day-to-day business, and we may need to hire additional management personnel to successfully rationalize our acquisitions. The difficulties of integration may increase because of the necessity of combining personnel with disparate business backgrounds and combining different corporate cultures. We may incur substantial costs associated with these activities and we may suffer other material adverse effects from these integration efforts which could materially reduce our short-term earnings. Consideration for future acquisitions could be in the form of cash, common stock, rights to purchase stock or a combination thereof. Dilution to existing shareholders and to earnings per share may result to the extent that shares of common stock or other rights to purchase common stock are issued in connection with any future acquisitions.

We may be unable to protect our intellectual property rights and we may become involved in litigation concerning the intellectual property rights of others.

     We rely on a combination of patent, trade secret and copyright protection to establish and protect our intellectual property. While we intend to take reasonable steps to protect our patent rights, we cannot assure you that our patents will not be challenged, invalidated or avoided, or that the rights granted thereunder will provide us with competitive advantages. We also rely on trade secrets that we seek to protect, in part, through confidentiality agreements with employees, consultants and other parties. These agreements may be breached, we may not have adequate remedies for any breach, or our trade secrets may otherwise become known to, or independently developed by, others.

     Intellectual property rights are uncertain and involve complex legal and factual questions. We may unknowingly infringe on the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. If we do infringe the intellectual property rights of others, we could be forced to either seek a license to intellectual property rights of others or alter our products so that they no longer infringe the intellectual property rights of others. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing the rights of others may be costly or impractical or could detract from the value of our product.

     There has been substantial litigation regarding patent and other intellectual property rights in semiconductor-related industries. Litigation may be necessary to enforce our patents, to protect our trade secrets or know how, to defend Asyst against claimed infringement of the rights of others or to determine the scope and validity of the patents or intellectual property rights of others. Any litigation could result in substantial cost to us and divert the attention of our management, which by itself could have an adverse material effect on our financial condition and operating results. Further, adverse determinations in any litigation could result in our loss of intellectual property rights, subject us to significant liabilities to third parties, require us to seek licenses from third parties or prevent us from manufacturing or selling our products. Any of these effects could have a negative impact on our financial condition and results of operations.

Because of intense competition for highly skilled personnel, we may not be able to recruit and retain necessary personnel.

     Our future success will depend in large part upon our ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel. Our future performance depends substantially on the continued service of our senior management team. We do not have long term employment agreements with any of our senior management team, except Mihir Parikh, our Chairman of the Board and Chief Executive Officer, and we do not maintain any key-man life insurance policies.

     Due to the cyclical nature of the demand for our products, we have had to reduce our workforce and then rebuild our workforce as our business has gone through cyclical peaks and troughs. The labor markets in which we operate are highly competitive and as a result, this type of employment cycle increases our risk of not being able to retain and recruit key personnel.

     If we are unable to recruit or retain key personnel, we may not have enough personnel to promptly return to peak production levels. If we are unable to expand our existing manufacturing capacity to meet demand, a customer’s placement of a large order for the development and delivery of factory automation systems during a particular period might deter other customers from placing similar orders with us for the same period. It could be difficult for us to rapidly recruit and train the substantial number of qualified engineering and technical personnel who would be necessary to fulfill one or more large, unanticipated orders. A failure to retain, acquire or adequately train key personnel could have a material adverse impact on our performance.

We may experience lost sales due to outsourcing of most of our product manufacturing, which could negatively impact our business.

     In an effort to focus on core competencies and reduce the impact of cyclical peaks and troughs on our operating results, we have outsourced the manufacturing of some of our products. We intend to rely more heavily on outsourced manufacturing in the future. Outsourced manufacturing could create disruptions in the availability of our products if the timeliness or quality of products delivered does not meet our requirements. These problems could be caused by a number of factors including, but not limited to: manufacturing process flow issues, financial viability of an outsourced vendor, availability of raw materials to the outsourced vendor, improper product specifications, and the learning curve to commence manufacturing at a new outsourced site. If products are delayed because of problems in outsourcing we may lose sales and profits.

     We currently outsource the manufacturing of our SMART-Traveler System to Paramit Corporation of Morgan Hill, California, and our wafer and reticle carriers to Moll Corporation of Newberg, Oregon. We have experienced delays due to financial difficulties at Moll Corporation. This negatively impacted our ability to increase production in response to market demand. Moll Corporation lacked the working capital resources to maintain an inventory of raw materials, and we therefore purchased inventory on their behalf to assure continuity of production.

     In September 2002, we made the decision to consolidate our outsourcing activities with Solectron Corporation, which will result in transitioning production of our wafer and reticle carriers from Moll to Solectron. Following this transition, Solectron will exclusively manufacture most of our products. If our agreement with Solectron terminates or if Solectron does not perform its obligations under our agreement, it could take several months to establish alternative manufacturing for these products and we may not be able to fulfill our customers’ orders for most of our products in a timely manner. If our agreement with Solectron terminates, we may be unable to find another suitable external manufacturer.

     Any delays in meeting customer demand or quality problems resulting from product manufactured at an outsourced location could have a material negative impact on our net sales and results of operations, and could result in reduced future sales to key customers.

Because our quarterly operating results are subject to variability, quarter to quarter comparisons may not be meaningful.

     Our revenues and operating results can fluctuate substantially from quarter to quarter depending on factors such as:

•	the timing of significant customer orders;

•	the timing of product shipment and acceptance;

•	variations in the mix of products sold;

•	the introduction of new products;

•	changes in customer buying patterns;

•	fluctuations in the semiconductor equipment market;

•	the availability of key components;

•	lost sales due to outsourcing of manufacturing;

•	pressure from competitors; and

•	general trends in the semiconductor manufacturing industry, electronics industry and overall economy.

     The sales cycle to new customers ranges from six months to 12 months from initial inquiry to placement of an order, depending on the complexity of the project. This extended sales cycle makes the timing of customer orders uneven and difficult to predict. A significant portion of the net sales in any quarter is typically derived from a small number of long-term, multi-million dollar customer projects involving upgrades of existing facilities or the construction of new facilities. Generally, our customers may cancel or reschedule shipments with limited or no penalty. These factors increase the risk of unplanned fluctuations in net sales. Moreover, a shortfall in net sales in a quarter as a result of these factors could negatively impact our operating results for the quarter. Given these factors, we expect quarter to quarter performance to fluctuate for the foreseeable future. In one or more future quarters, our operating results are likely to be below the expectations of public market analysts and investors, which may cause our stock price to decline.

Shortages of components necessary for our product assembly can delay our shipments and can lead to increased costs which may negatively impact our financial results.

     When demand for semiconductor manufacturing equipment is strong, our suppliers, both domestic and international, strain to provide components on a timely basis and, in some cases, on an expedited basis at our request. Disruption or termination of these sources could have a serious adverse effect on our operations. Many of the components and subassemblies used in our products are obtained from a single supplier or a limited group of suppliers. A prolonged inability to obtain some components could have an adverse effect on our operating results and could result in damage to our customer relationships. Shortages of components may also result in price increases for components and as a result, could decrease our margins and negatively impact our financial results.

We face significant economic and regulatory risks because a majority of our net sales are from outside the United States.

     A significant portion of our net sales are attributable to sales outside the United States, primarily in Taiwan, Japan, China, Singapore and Europe. We expect that international sales will continue to represent a significant portion of our total revenue in the future. This concentration increases our exposure to any risks in this area. Sales to customers outside the United States are subject to various risks, including:

•	exposure to currency fluctuations;

•	the imposition of governmental controls;

•	the laws of certain foreign countries may not protect our intellectual property to the same extent as do the laws of the United States;

•	the need to comply with a wide variety of foreign and U.S. export laws;

•	political and economic instability;

•	trade restrictions;

•	changes in tariffs and taxes;

•	longer payment cycles typically associated with foreign sales;

•	the greater difficulty of administering business overseas; and

•	general economic conditions.

     In addition, in Taiwan, our business could be impacted by the political, economic and military conditions in that country. China does not recognize Taiwan’s independence and the two countries are continuously engaged in political disputes. Both countries have continued to conduct military exercises in or near the other’s territorial waters and airspace. These disputes may continue or escalate, resulting in an economic embargo, a disruption in shipping or even military hostilities. The political instability in Taiwan could result in the creation of political or other non-economic barriers to our being able to sell our products or create local economic conditions that reduce demand for our products among our target market.

     In both Taiwan and Japan, our customers are subject to risk of natural disasters, which, if they were to occur, could harm our revenue. Semiconductor fabrication facilities have in the past experienced major reductions in foundry capacity due to earthquakes in Taiwan and Japan. For example, in 1999, Taiwan experienced several earthquakes which impacted foundries due to power outages, physical damage and employee dislocation. Our business could suffer if a major customer’s manufacturing capacity was adversely affected by a natural disaster such as an earthquake, fire, tornado or flood.

     Any kind of economic instability in Taiwan and Japan or other parts of Asia where we do business can have a severe negative impact on our operating results due to the large concentration of our sales activities in this region. For example, during 1997 and 1998, several Asian countries, including Taiwan and Japan, experienced severe currency fluctuation and economic deflation, which negatively impacted our revenues and also negatively impacted our ability to collect payments from customers. During this period, the lack of capital in the financial sectors of these countries made it difficult for our customers to open letters of credit or other financial instruments that are guaranteed by foreign banks. The economic situation during this period exacerbated a decline in selling prices for our products as our competitors reduced product prices to generate needed cash. Although we invoice a majority of our international sales in United States dollars, for sales in Japan, we invoice our sales in Japanese yen. Future changes in the exchange rate of the U.S. dollar to the Japanese yen may adversely affect our future results of operations.

     European and Asian courts might not enforce judgments rendered in the United States. There is doubt as to the enforceability in Europe and Asia of judgments obtained in any federal or state court in the United States in civil and commercial matters. The United States does not currently have a treaty with many European and Asian countries providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of a fixed debt or sum of money rendered by any federal or state court in the United States based on civil liability would not automatically be enforceable in many European and Asian countries.

     The intellectual property laws in Asia do not protect our intellectual property rights to the same extent as do the laws of the United States. It may be necessary or useful for us to participate in proceedings to determine the validity of our, or our competitors’, intellectual property rights in Asia, which could result in substantial cost and divert our efforts and attention from other aspects of our business. If we are unable to defend our intellectual property rights in Asia, we may face direct competition, which could materially adversely affect our future business, operating results and financial condition.

Anti-takeover provisions in our articles of incorporation, bylaws and our shareholder rights plan may prevent or delay an acquisition of Asyst that might be beneficial to our shareholders.

     Our articles of incorporation and bylaws include provisions that may have the effect of deterring hostile takeovers or delaying changes in control or management of Asyst. These provisions include certain advance notice procedures for nominating candidates for election to our Board of Directors, a provision eliminating shareholder actions by written consent and a provision under which only our Board of Directors, our Chairman of the Board, our President or shareholders holding at least 10 percent of the outstanding common stock may call special meetings of the shareholders. We have entered into agreements with our officers and directors indemnifying them against losses they may incur in legal proceedings arising from their service to Asyst, including losses associated with actions related to third-party attempts to acquire Asyst.

     We have adopted a share purchase rights plan, pursuant to which we have granted to our shareholders rights to purchase shares of junior participating preferred stock. Upon the earlier of (1) the date of a public announcement that a person, entity, or group of associated persons has acquired 15 percent of our common stock or (2) 10 business days following the commencement of, or announcement of, a tender offer or exchange offer, the rights granted to our shareholders will become exercisable to purchase our common stock at a price substantially discounted from the then applicable market price of our common stock. These rights could generally discourage a merger or tender offer involving the securities of Asyst that is not approved by our Board of Directors by increasing the cost of effecting any such transaction and, accordingly, could have an adverse impact on shareholders who might want to vote in favor of such merger or participate in such tender offer.

     In addition, our Board of Directors has authority to issue up to 4,000,000 shares of preferred stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the shareholders. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisition and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock, thereby delaying, deferring or preventing a change in control of Asyst. Furthermore, such preferred stock may have other rights, including economic rights senior to the common stock, and as a result, the issuance thereof could have a material adverse effect on the market value of the common stock. We have no present plans to issue shares of preferred stock.

Our stock price may fluctuate significantly which could be detrimental to our shareholders.

     Our stock price has in the past fluctuated and will fluctuate in the future in response to a variety of factors, including the following:

•	quarterly fluctuations in results of operations;

•	announcements of new products by Asyst or our competitors;

•	changes in either our earnings estimates or investment recommendations by stock market analysts;

•	announcements of technological innovations;

•	conditions or trends in the semiconductor manufacturing industry;

•	announcements by Asyst or our competitors of acquisitions, strategic partnerships or joint ventures;

•	additions or departures of senior management; and

•	other events or factors many of which are beyond our control.

     In addition, in recent years, the stock market in general and shares of technology companies in particular have experienced extreme price fluctuations, and such extreme price fluctuations may continue. These broad market and industry fluctuations may adversely affect the market price of our common stock.

We may not be able to secure additional financing to meet our future capital needs.

     We currently anticipate that our available cash resources, which include existing cash and cash equivalents, short-term investments, cash generated from operations and other existing sources of working capital will be sufficient to meet our anticipated needs for working capital and capital expenditures through at least fiscal 2003. If we are unable to generate sufficient cash flows from operations to meet our anticipated needs for working capital and capital expenditures we may need to raise additional funds to develop new or enhanced products, respond to competitive pressures or make acquisitions. We may be unable to obtain any required additional financing on terms favorable to us, if at all. If adequate funds are not available on acceptable terms, we may be unable to fund our expansion, successfully develop or enhance products, respond to competitive pressures or take advantage of acquisition opportunities, any of which could have a material adverse effect on our business. We may pursue additional funds to support our working capital and operating expense requirements or for other purposes. We may pursue these additional funds through public or private debt or equity financings. If we raise additional funds through the issuance of equity securities, our shareholders may experience dilution of their ownership interest, and the newly-issued securities may have rights superior to those of the common stock. If we raise additional funds by issuing debt, we may be subject to limitations on our operations. We have guaranteed AJI’s unsecured loans from banks and secured bonds with interest rates ranging between 1.4 percent to 1.9 percent per annum. This strain on our capital resources could adversely affect our business.

Our new credit facility contains restrictive covenants that may limit our ability to expand or pursue our business strategy.

         The $25 million credit facility we entered into in October 2002 limits, and in some circumstances prohibits, without agreement from our lender, Comerica, our ability to:

•	incur additional indebtedness;

•	pay dividends and make distributions in respect of our capital stock;

•	redeem capital stock;

•	make investments or other restricted payments;

•	engage in transactions with stockholders and affiliates;

•	create liens;

•	sell or otherwise dispose of assets;

•	make payments on our subordinated debt; and

•	engage in mergers and acquisitions.

         We are also required under the credit facility to maintain compliance with certain financial tests, including a total leverage ratio and net worth and liquidity covenants. We may not be able to maintain these ratios. Covenants in the credit facility may also impair our ability to expand or pursue our business strategies. Our ability to comply with these covenants and other provisions of the credit facility may be affected by our operating and financial performance, changes in business conditions or results of operations, adverse regulatory developments or other events beyond our control. In addition, if we do not comply with these covenants, we may be required to negotiate new terms and conditions with our lender, or the lender may accelerate our debt under the credit facility. New terms and conditions could be more restrictive than under the current credit facility. If the indebtedness under the credit facility is accelerated, we may be required to repay all outstanding indebtedness in full. This would reduce our available cash balances, or we may need to raise cash by selling certain assets at levels below what we believe to be fair market value, which we may not be able to do. Any of these scenarios could have an adverse impact on our operating or financial performance or could impair our ability to expand or pursue our business strategies.

         Upon the occurrence of a change of control as defined in the indenture for our subordinated convertible notes due in 2008, we will be required to offer to repurchase those notes at 100% of the principal amount of the notes, together with accrued and unpaid interest, if any, to the date of purchase. However, we are prohibited under our new credit facility, and may be prohibited under indebtedness we may incur in the future, from purchasing any notes prior to their stated maturity. In such circumstances, we will be required to repay all or a portion of the outstanding principal and any accrued interest under the credit facility and any such other future indebtedness, or obtain the requisite consent from the lender under the credit facility and the holders of any other future indebtedness to permit the repurchase of the notes. If we are unable to repay all of this indebtedness or are unable to obtain the necessary consents, we will be unable to offer to repurchase the notes, which would constitute an event of default under the indenture for the notes, which in turn would constitute a default under our new credit facility and could constitute a default under the terms of any future indebtedness that we may incur.

Representatives of Arthur Andersen LLP are not available to consent to the inclusion of Arthur Andersen LLP’s reports on our financial statements and incorporated in our Form 10-K, and you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933.

     Arthur Andersen LLP was previously our independent accountant. Representatives for Arthur Andersen LLP are not available to provide the consents required for the inclusion of their report on our consolidated financial statements for the years ended March 31, 2001 and 2000, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their reports incorporated by reference into this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are incorporated by reference or any omissions to state a material fact required to be stated therein.

USE OF PROCEEDS

     We will not receive any proceeds from sales, if any, of our common stock by the selling shareholders. The purpose of this offering is to register our common stock for resale by the selling shareholders. We own approximately seven percent of Aruba, Inc., which is a selling shareholder under this prospectus.

DIVIDEND POLICY

     We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business, and we do not expect to pay any cash dividends in the foreseeable future.

SELLING SHAREHOLDERS

     In connection with the second closing of our acquisition of GW and our acquisition of the assets of DLC, which is now known as Aruba, Inc., we issued to the selling shareholders common stock and agreed to register the common stock to those selling shareholders for resale. Our registration of the shares of common stock does not necessarily mean that the selling shareholders will sell all or any of the shares.

     The following table sets forth the names of the selling shareholders, the number of shares of common stock owned beneficially by each of them as of September 13, 2002 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the selling shareholders. The selling shareholders may offer all, some or none of their common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

     Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in this table has sole voting and investment power with respect to the shares shown as beneficially owned by them. Percentage of ownership is based on 38,018,213 shares of common stock outstanding on July 22, 2002.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Number of	Owned After Offering(1)
			Shares Being
Name	Number	Percent	Offered	Number	Percent

Aruba, Inc.(2) 11000 North MoPac Expressway Suite 100 Austin, TX 78759	218,337	*	218,337	—	*
John S. Ghiselli(3) c/o Asyst Technologies, Inc. 48761 Kato Road Fremont, CA 94538	1,277,836	3.4%	841,308	436,528	1.1%
Charles Baylis(4)	22,482	*	22,482	—	*
Raymond W. Ellis(4)	102,380	*	2,380	100,000	*
Andrew S. Extine(4)	20,476	*	476	20,000	*
Michael Field(4)	26,982	*	26,182	800	*
Robert C. Foy(4)	8,550	*	8,200	350	*
Michael George(4)	1,720	*	1,720	—	*
James Holliday(4)	42,844	*	42,844	—	*
Claire Hurley(4)	307,141	*	7,141	300,000	*
Vernon Johnson(4)	2,985	*	2,380	605	*
Roger Kazanowski(4)	1,720	*	1,720	—	*
James Macek(4)	95,171	*	42,844	52,327	*
Henry Marchese(4)	18,440	*	3,440	15,000	*
Walter C. Moore(4)	4,760	*	4,760	—	*
Patrick O’Shea(4)	3,440	*	3,440	—	*

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering		Number of	Owned After Offering(1)
			Shares Being
Name	Number	Percent	Offered	Number	Percent

Mark T. Pendleton(4)	23,802	*	23,802	—	*
Luis Rodriguez(4)	404,100	1.1%	4,100	400,000	1.1%
Michael C. Simmons(4)	11,640	*	11,640	—	*
Tino Tran(4)	20,476	*	476	20,000	*
Jerome B. Vasile(4)	40,952	*	952	40,000	*
Eugene Wagner(4)	1,190	*	1,190	—	*
Clifton Wong(4)	3,416	*	3,416	—	*
Timothy R. Yoas(4)	20,476	*	476	20,000	*

Total			1,275,706

*	Represents less than 1%.

(1)	Assumes the sale of all shares offered hereby.

(2)	Aruba, Inc. was formerly known as Domain Logix Corporation, or DLC. We own approximately seven percent of Aruba, Inc. Mihir Parikh, our Chairman, was a director of Aruba, Inc. prior to ACTI’s acquisition of the assets of Aruba, Inc. Dr. Parikh was on the Aruba, Inc. Board of Directors only as a result of Asyst’s investment in Aruba, Inc. and Dr. Parikh received no compensation from Aruba, Inc. for serving on its Board. Dr. Parikh has no personal holdings in Aruba, Inc. James Macek, the President and Chief Executive Officer of Aruba, Inc., became the President and a Director of ACTI, a subsidiary of Asyst, after ACTI’s acquisition of the assets of Aruba, Inc. James Holliday, the Executive Vice President and Chief Marketing Officer of Aruba, Inc., became the Executive Vice President and Chief Marketing Officer and a Director of ACTI after ACTI’s acquisition of the assets of Aruba, Inc.

(3)	John S. Ghiselli is President and General Manager of GW Associates, Inc., a subsidiary of Asyst, following our acquisition of GW.

(4)	The address of this shareholder is care of the address of Aruba, Inc. listed above.

PLAN OF DISTRIBUTION

     The shares of common stock offered by the selling shareholders, or by their pledgees, transferees or other successors in interest, may be sold from time to time to purchasers directly by any of the selling shareholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling shareholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling shareholders and/or the purchasers of shares for whom they may act as agent.

Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling shareholders may sell such common stock in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended, or the Act.

     The selling shareholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Act, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Act.

     In order to comply with the securities laws of certain states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and complied with.

     In connection with the second closing of our acquisition of GW and ACTI’s acquisition of the assets of DLC, we have agreed to register the selling shareholders’ common stock under applicable federal and state securities laws. We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. These expenses, excluding such commissions and discounts, are estimated to be $85,000. The agreements related to the above referenced acquisitions provide for cross-indemnification of the selling shareholders and Asyst to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

LEGAL MATTERS

     The validity of the shares of common stock offered hereby will be passed upon by Cooley Godward LLP, Palo Alto, California.

EXPERTS

     The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Arthur Andersen LLP was previously our independent accountant. Representatives for Arthur Andersen LLP are not available to provide the consents required for the inclusion of their report on our consolidated financial statements for the years ended March 31, 2001 and 2000 incorporated by reference into this prospectus and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act of 1933. Because Arthur Andersen LLP has not consented to the inclusion of their reports incorporated by reference into this prospectus, investors will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act of 1933 for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP that are incorporated by reference or any omissions to state a material fact required to be stated therein.

WHERE YOU CAN FIND MORE INFORMATION

     We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference rooms in Washington, DC, New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC’s web site at “http://www.sec.gov.” In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934.

1. Our Annual Report on Form 10-K for the year ended March 31, 2002.

2. The description of the common stock contained in our Registration Statement on Form 8-A, as filed on February 21, 1995.

3. Our Current Report on Form 8-K, as filed on August 8, 2002.

4. Our Definitive Proxy Statement for our shareholders meeting on September 12, 2002, as filed on July 29, 2002 and as amended on August 9, 2002.

5. Our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2002.

6. Our Current Report on Form 8-K, as filed on September 13, 2002.

     We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. Requests should be directed to:

Asyst Technologies, Inc.
Attention: Investor Relations
48761 Kato Road
Fremont, CA 94538
(510) 661-5000

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement.